Letterhead

            Amy E. Dahl

            612 632-3229

            amy.dahl@gpmlaw.com

September 20, 2005

Securities and Exchange Commission	Via EDGAR and Facsimile

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Celeste M. Murphy, Esq.
Re:	South Dakota State Medical Holdings, Inc. Schedule 13E-3/A, File No. 005-47764, Filed September 2, 2005

Dear Ms. Murphy:

On behalf of our client, South Dakota State Medical Holdings, Inc. (“DakotaCare” or the “Company”), we are providing the following in response to the Commission’s comments. The paragraph numbers correspond to the paragraph numbers contained in the Commission’s September 13, 2005 comment letter.

Schedule 13E-3

Engagement of Manchester Financial Group, LLC, page 25

1.	Pursuant to the staff’s comments, the Company has removed from page 28 of the information statement the sentence that previously read:
“Neither the valuation report, nor the fairness opinion, is intended to confer rights and remedies upon any of our shareholders or any other person.”

Financial Information, page 42

2.

The Company believes that the requirement to produce a ratio of earnings to fixed charges is not applicable and, therefore, has not included any such disclosure in the disclosure document. Item 503(d) of Regulation S-K requires a ratio of earnings to fixed charges with respect to debt securities. The Company does not have any debt securities and, therefore, such disclosure is not applicable. Additionally, Item 503(d) of Regulation requires a ratio of combined fixed charges and preference dividends to earnings with respect to preference equity securities. Although the Company has two classes preference equity securities, its Class A Voting Preferred Stock and its Class B Voting Preferred Stock, neither class of preference equity securities is entitled to receive dividends. Further, the Company does not have any “fixed charges,” as that term is defined in Item 503(d) of Regulation S-K. Since the Company does not have fixed charges or preference dividends, the applicable ratio cannot be calculated and, therefore, the disclosure is not applicable.

Celeste M. Murphy, Esq.

Securities and Exchange Commission

Division of Corporation Finance

September 20, 2005

Attachment A

3.

Pursuant to the staff’s comments, the Company has expanded the disclosures on page 26 of the disclosure document and page 46 of Attachment A to state that Manchester has consented to the inclusion of the valuation report in the disclosure document in accordance with the terms of the engagement letter between the Company and Manchester.

Attachment B

4.

Pursuant to the staff’s comments, the Company has expanded the disclosure on page 42 of Exhibit B to state that Manchester has consented to the inclusion of the fairness opinion presentation in the Company’s Schedule 13E-3 in accordance with the terms of the engagement letter between the Company and Manchester. The Company has also expended the disclosures on page 26 of the disclosure document and page 3 of Attachment B to state that Manchester has consented to the inclusion of the fairness opinion in the disclosure document in accordance with the terms of the engagement letter between the Company and Manchester.

For your convenience, I have included marked versions of the changed pages of Amendment No. 2 to the Schedule 13E-3. If you have any questions or comments with respect to the foregoing, please feel free to contact me at 612-632-3229.

Very truly yours,

GRAY, PLANT, MOOTY,

MOOTY & BENNETT, P.A.

By	/s/ Amy E. Dahl Amy E. Dahl

Enclosures